Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,		Years Ended December 31,
(millions except ratios)	2010	2009	2009	2008	2007	2006	2005

Income from continuing operations before provision for income taxes and noncontrolling interests	$699	$731	$949	$879	$1,023	$738	$567

Less: Equity in earnings of less than 50% owned entities	3	10	11	5	6	5	7

Add back fixed charges:

Interest on indebtedness	117	87	122	126	138	129	125

Interest on uncertain tax positions	1	2	2	—	2	—	—

Portion of rents representative of interest factor	29	30	48	47	75	79	71

Income as adjusted	$843	$840	$1,110	$1,047	$1,232	$941	$756

Fixed charges:

Interest on indebtedness	$117	$87	$122	$126	$138	$129	$125

Interest on uncertain tax positions	1	2	2	—	2	—	—

Portion of rents representative of interest factor	29	30	48	47	75	79	71

Total fixed charges	$147	$119	$172	$173	$215	$208	$196

Ratio of earnings to fixed charges	5.7	7.1	6.5	6.1	5.7	4.5	3.9